CONSENT OF QUALIFIED PERSON

Cerro Resources NL
Primero Mining Corp.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registries, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Department of Justice, Yukon Territories
Superintendent of Securities, Government of Nunavut, Legal Registries Divisions
Toronto Stock Exchange

Re: Primero Mining Corp. (the "Company")

I, Peter Hayward, F. AusIMM, of Sedgman Ltd., am co-author of the technical report entitled "**Technical Report-*First Stage Heap Leach Feasibility Study, Cerro del Gallo Project, Guanajuato, Mexico***" dated June 29, 2012 (the "Technical Report") relating to the Cerro del Gallo property, for Cerro Resources NL, and consent to the public filing of the Technical Report by Primero the Company with the regulatory authorities referred to above and to the inclusion of extracts from, or summary of, the Technical Report in the annual information form of the Company dated April 1, 2013 (the "Annual Information Form")

I also consent to the publication by the Company of any extracts from or a summary of the Technical Report for regulatory purposes, including electronic publication on the Company's website and news releases.

I confirm that I have read the Annual Information Form being filed with the securities regulatory authorities referred to above and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 26th day of March, 2013.

[signature]

Peter Hayward, (F.AusIMM)